THE LEBRECHT GROUP
A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.	Craig V. Butler, Esq. *
Elliott N. Taylor, Esq.**
Admitted only in California* Admitted only in Utah**

December 2, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Maryse Mills-Apenteng

Re:	I-Web Media, Inc.
Preliminary Information Statement on Schedule 14-C
Filed November 19, 2010
File No. 000-54012

Dear Ms. Mills-Apenteng:

We herein provide the following responses to your comment letter dated November 30, 2010, regarding the above-mentioned Preliminary Information Statement on Schedule 14-C for I-Web Media, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing an amended Preliminary 14-C in conjunction with this comment response to address the comments (the “Amended Filing”).

General

1.
According to Exhibit A, we note that you are amending your certificate of incorporation to create a new class of 20 million shares of Preferred Stock.  Please explain why you have not included this proposal as an action that was voted upon by the majority of the holders on the cover page of the Information Statement.  Ensure that you discuss each authorization or issuance of securities as required by Item 11 of Schedule 14A.

The 20 million preferred shares listed in the amended certificate of incorporation are not a new class of shares.  The Company’s original articles of incorporation filed with the State of Delaware on April 29, 2010, authorized 20 million shares of preferred stock, par value $0.0001, which is the same as what is listed in both the amended certificate of incorporation and the restated articles of incorporation.  As a result no revisions were made in the Amended Filing related to this comment.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission
December 2, 2010

Action Two, Amendment to the Company’s Articles of Incorporation... page 8

2.
You state that the Board of Directors determined that the company’s name change to “Heartland Bridge Capital, Inc.” is in the best interest of the company as the new corporate name more accurately reflects changes in the company’s business focus.  Please discuss the new business focus of the company.

The Company’s new business focus was disclosed in the Company’s Current Report on Form 8-K filed with the Commission on November 8, 2010.  The Company has added the disclosure to this section of the Amended Filing.

Concentration of Credit Risk, Major Customers and Major Vendors, page 37

3.
You state that the adoption of the restated bylaws will not have any material impact on your stockholders.  However, we note that there are differences in the rights of shareholders under the amended and restated bylaws.  For example, your existing bylaws provide that special meetings of the stockholders may be called by the President or Secretary on the request in writing by a “majority in voting interest of stockholders entitled to vote,” while your new bylaws provide that one or more shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes can call a special meeting.  Please revise to briefly describe the material changes that you are proposing to the bylaws or tell us why you believe that these changes are not material to shareholders.

In response to this comment the Company has added the following disclosure to the Amended Filing:

“However, for clarification purposes, the following are the primary changes between the original Bylaws and the Restated Bylaws, as well as the possible impact on the Company’s shareholders:

o
Under the original Bylaws the annual meeting of shareholders is to be held on a day during the first six months of the year.  In the Restated Bylaws the date for the meeting is set as May 15th, or a date within sixty days of that date.  This change should not have a material impact on the Company’s shareholders.

o
Under the original Bylaws a special meeting of stockholders could be called by a majority of the stockholders entitled to vote.  Under the Restated Bylaws stockholders holding at least 10% of the Company’s stock entitled to vote at a meeting may call a special meeting of stockholders.  The impact on the shareholders is that with the lower percentage of shareholders able to call for a special meeting of shareholders, there is a chance of more shareholder meetings being called.  It is anticipated this would provide more protection for minority shareholders by allowing them to call for a special meeting without having a majority of the Company’s common stock.

Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission
December 2, 2010

o
Under the original Bylaws the record date for an annual meeting of shareholders must be not more than 45 days prior to the annual meeting.  Under the Restated Bylaws the record date must be not more than 60 days or less than 10 days from the annual meeting date.  This change should not have a material impact on the Company’s shareholders.

o
Under the original Bylaws proxies signed by shareholders could not be voted on or after three years from the date of the proxy, unless it provides for a longer period.  Under the Restated Bylaws proxies signed by shareholders are only valid for 11 months unless a longer period is provided for in the proxy.  There is an impact on proxies with no end date as they will expire in 11 months rather than three years.  The Company does not believe the change will have a material impact on the Company’s shareholders since a shareholder can grant a proxy for any period as long as the period is specified in the proxy.

o
Under the original Bylaws the holders of 30% of the Company’s issued and outstanding stock was sufficient to constitute a quorum for all meetings of stockholders.  Under the Restated Bylaws a majority of the Company’s issued and outstanding stock must be present, in person or by proxy, to constitute a quorum.  This change is not expected to have a material impact on the Company’s shareholders, but will ensure that no meetings occur unless more than 50% of the shareholders are represented.

o
Under the original Bylaws the Company did not have a minimum or maximum number of directors.  Under the Restated Bylaws the Company will have between one and seven directors.  There is no material impact on the shareholders from this change.

o
Under the original Bylaws a special meeting of the directors may be called by the Company’s president on two days notice in writing or one days notice by telegram.  Under the Restated Bylaws the notice period is four days if by mail and two days if by personal delivery, telephone or facsimile.  There is no material impact to the shareholders from this change.”

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission
December 2, 2010

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.